UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hillenbrand, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

431571108

(CUSIP Number)

Nandita Hogan Breeden Capital Management LLC 100 Northfield Street Greenwich, Connecticut 06830 (203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,975,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,975,134
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,975,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.38%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,844,172
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,844,172
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,844,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.96%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,518,993
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,518,993
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,518,993
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.44%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,516
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,516
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,516
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .03%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (New York) I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 143,178
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 143,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .23%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 452,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 452,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .73%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 452,275
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 452,275
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,275
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .73%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,522,859
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,522,859
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,522,859
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.66%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,975,134
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,975,134
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,975,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.38%
EXHIBIT 1. Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2008, as previously amended, (the “Schedule 13D”), relating to the common stock, without par value (“Common Stock”) of Hillenbrand, Inc., an Indiana corporation (the “Company”). The mailing address of the Company’s principal executive offices is One Batesville Boulevard, Batesville, IN 47006. Items 2, 3, 5 and 7 of the Schedule 13D are hereby amended and restated.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Breeden Partners L.P., a Delaware limited partnership (the “Delaware Fund”); Breeden Partners (California) L.P., a Delaware limited partnership (the “California Fund”); Breeden Partners (California) II L.P., a Delaware limited partnership (the “California II Fund”); Breeden Partners (New York) I L.P., a Delaware limited partnership (the “New York Fund”); Breeden Partners Holdco Ltd., a Cayman Islands exempt limited company (“Holdco”), Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”); Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”); Breeden Capital Management LLC, a Delaware limited liability company (the “Advisor”); and Richard C. Breeden, a citizen of the United States of America (“Mr. Breeden”). The Delaware Fund, the California Fund, the California II Fund, the New York Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Fund.” The Fund, the General Partner, the Advisor and Mr. Breeden are herein sometimes referred to collectively as the “Reporting Persons.”

The address of the principal office of each of the Delaware Fund, the California Fund, the California II Fund, the New York Fund, the General Partner, the Advisor and Mr. Breeden is 100 Northfield Street, Greenwich, CT 06830. The address of the registered office of Holdco and of BPC is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9002. Mr. Breeden is the Managing Member of the General Partner and the Advisor.

The Fund is principally involved in the business of investing in securities. The General Partner is principally involved in the business of serving as the general partner of the Delaware Fund, the California Fund, the California II Fund and the New York Fund. The Advisor is principally involved in the business of providing investment advisory and investment management services to the Fund and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Fund.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 3,975,134 shares of Common Stock reported herein by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $94,494,666.25 (including commissions). The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with investment capital of the Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on January 6, 2011, the Delaware Fund owned 16,516 shares of Common Stock both beneficially and as direct owner, representing approximately .03% of the outstanding shares of Common Stock; the California Fund owned 1,844,172 shares of Common Stock both beneficially and as direct owner, representing approximately 2.96% of the outstanding shares of Common Stock; the California II Fund owned 1,518,993 shares of Common Stock both beneficially and as direct owner, representing approximately 2.44% of the outstanding shares of Common Stock; the New York Fund owned 143,178 shares of Common Stock both beneficially and as direct owner, representing approximately 0.23% of the outstanding shares of Common Stock and the Offshore Investors Fund owned 452,275 shares of Common Stock both beneficially and as direct owner, representing approximately .73% of the outstanding shares of Common Stock. As of the date hereof, the 3,975,134 shares of Common Stock beneficially owned in the aggregate by the Fund, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 6.38% of the Company’s outstanding shares of Common Stock and 3,522,859 shares, representing 5.66% may be deemed beneficially owned by the General Partner. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 62,295,002 shares outstanding, which is the total number of shares outstanding as of December 15, 2010 as reported in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 6, 2011.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund, the California II Fund and the New York Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Delaware Fund, the California Fund, the California II Fund and the New York Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund, the California II Fund, the New York Fund and Holdco and BPC each disclaims beneficial ownership of the shares of Common Stock held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1.	Agreement as to Joint Filing of Schedule 13D, dated January 7, 2011 by and among the Delaware Fund, the California Fund, the California II Fund, the New York Fund, Holdco, BPC, the General Partner, the Advisor and Mr. Breeden.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2011

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Key Principal

/S/ RICHARD C. BREEDEN
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Shares Purchased (Sold) for the Account of the Delaware Fund	Shares Purchased (Sold) for the Account of the California Fund	Shares Purchased (Sold) for the Account of the California II Fund	Shares Purchased (Sold) for the Account of Holdco	Shares Purchased (Sold) for the Account of the New York Fund	Price per Share
11/23/2010	(37)	(4,167)	(3,432)	(1,341)	(323)	$20.0340
12/3/2010	—	—	—	(40,000)	—	$19.4500
12/6/2010	—	—	—	(40,000)	—	$19.4213
12/7/2010	—	—	—	(30,000)	—	$19.4557
12/8/2010	—	—	—	(40,000)	—	$19.4077
12/15/2010	(553)	(61,590)	(50,730)	(15,104)	(4,782)	$20.0006	(1)
1/5/2011	(514)	(54,379)	(44,790)	(13,336)	(4,222)	$20.9000

(1)	The range of prices per share is from $20.0000 to $20.0031.

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: January 7, 2011

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/S/ RICHARD C. BREEDEN
Richard C. Breeden
Key Principal

/S/ RICHARD C. BREEDEN
Richard C. Breeden